21 November 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – retirement of senior executive.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc Jonathan K Bender, Esq

NEDBANK
GROUP

dlw 11/27

HEAD OFFICE • HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0)11 294 4444 Fax +27 (0)11 295 1111 www.nedbank.co.za